

October 6, 2008

via U.S. mail and facsimile to (415) 398-1905

Mr. H. Thomas Hicks, Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

> **RE:** **URS Corporation**
> **Form 10-K for the fiscal year ended December 28, 2007**
> **Filed February 26, 2008**
>
> **File No. 1-7567**

Dear Mr. Hicks:

We have reviewed your response letter dated September 24, 2008 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 28, 2007

Note 1. Accounting Policies, page 78

Revenue Recognition, page 78

1. In response to prior comment 3, you have proposed expanded future disclosure of your revenue recognition policies in the footnotes to your financial statements. In the context of discussing unapproved change orders, you state:
   > "Change orders are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value that can be reliably estimated. Revenue recognized from change orders may exceed the related costs incurred."

   Please clarify how you considered paragraph 62 of SOP 81-1, which states "revenue in excess of the costs attributable to unpriced change orders should only be recorded in circumstances in which realization is assured beyond a reasonable doubt."

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief